02 NOV 25 AM 10: 47

November 22, 2002

02060032

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

SUPPL

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

" CORRECTION TO KOBE STEEL'S FIRST-HALF FISCAL 2002 RESULTS "

Thank you for your assistance in handling it as required.

Sincerely yours,

Toru Kurauchi
Finance Department
Kobe Steel, Ltd.

dlw 11/27

Kobe Steel, Ltd.
Tokyo, Japan
Tokyo Stock Exchange No. 5406

November 22, 2002

CORRECTION TO KOBE STEEL'S FIRST-HALF FISCAL 2002 RESULTS

TOKYO (November 22, 2002) – Kobe Steel, Ltd. reports corrections to percentage figures in its consolidated first-half fiscal 2002 results, which were announced yesterday.

CONSOLIDATED RESULTS FOR FIRST-HALF FISCAL 2002
(Ended September 30, 2002)

ORIGINALLY REPORTED INFORMATION

Percentage of change in net sales between
first-half fiscal 2002 and first-half fiscal 2001: (0.0%)

Percentage of change in operating income between
First-half fiscal 2002 and first-half fiscal 2001: 126.4%

CORRECTION

Percentage of change in net sales between
first-half fiscal 2002 and first-half fiscal 2001: (0.1%)

Percentage of change in operating income between
First-half fiscal 2002 and first-half fiscal 2001: 126.3%

Media Contact:

Gary Tsuchida
Communication Center
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
Japan
Tel +81-3-5739-6010
Fax +81-3-5739-5971
Email www-admin@kobelco.co.jp
Web site www.kobelco.co.jp